Meiguo Ventures I, Inc.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432

                                  June 14, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: H. Roger Schwall
           Assistant Director
           Division of Corporation Finance

Re: Meiguo Ventures I, Inc.
    Registration Statement on Form S-1, Amendment No.1
    Filed on May 11, 2010
    File No. 333-165726

Dear Sir,

     This letter is in response to your letter to me of June 7, 2010, regarding the above referenced matter ("Comment Letter"). Meiguo Ventures I, Inc. will be filing an amendment to the referenced Form S-1 ("Form S-1/A2") along with this correspondence.

     Our responses to the Comment Letter follow:

Registration Statement on Form S-1, Amendment No. 1

Financial Statements, page F-2

1. Please amend your filing to provide your financial statements for the most recent interim period. We refer you to Regulation S-X Rule 8-08 for further guidance.

Response: We have amended our filing by including financial statements for the most recent interim period (January 1, 2010 to March 31, 2010) in accordance with Regulation S-X Rule 8-08. We have also amended our filing to include comparative financial information for the three month interim periods ending March 31, 2010 and 2009.

General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables, financial statements, notes to financial statements and other sections in the filing, updated consents of our auditor and counsel and we have corrected a few typographical errors in order to enhance our disclosures.

     We have also added Exhibit 4.1 (Specimen Stock  Certificate) to our filing.
Exhibit 4.1 does not include the CUSIP Number. We have applied for a CUSIP Number, which is being processed. We will add our CUSIP Number to Exhibit 4.1 when we file our final amendment to our filing.

     Please address any further comments to our attorney, David E. Wise, Esq.

Mr. Wise's contact information is set forth below:

Law Offices of David E. Wise
Attorney at Law
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, Texas 78230
Telephone: (210) 558-2858
Facsimile: (210) 579-1775
Email: wiselaw@gvtc.com

Sincerely,


By: /s/ David W. Keaveney
   ---------------------------------
   David W. Keaveney
   President